Exhibit 99.53

URANIUM ROYALTY CORP.

(THE “COMPANY”)

CODE OF BUSINESS CONDUCT AND ETHICS

(September 24, 2019)

1.       INTRODUCTION

The Company has adopted this code of business conduct and ethics (this “Code”) to assist all employees, officers and directors of the Company (collectively, the “URC Representatives”) to maintain the highest standards of ethical conduct in corporate affairs. It is designed to encourage among URC Representatives a culture of honesty, accountability and fair business practice. This Code is also intended to comply with Canadian securities law requirements.

2.       ADMINISTRATION

The board of directors of the Company (the “Board”) is ultimately responsible for the administration of this Code. URC Representatives should direct questions concerning this Code to the president and chief executive officer of the Company or the chair of the nominating and corporate governance committee of the Board.

While this Code is designed to provide helpful guidelines, it is not intended to address every situation. Dishonest or unethical conduct or conduct that is illegal will constitute a violation of this Code, regardless of whether such conduct is specifically referenced in this Code. URC Representatives shall not engage in any activity that adversely affects the reputation or integrity of the Company.

The Company will take such disciplinary or preventive action as it deems appropriate to address any existing or potential violation of this Code that is brought to its attention. Any URC Representative in a situation that he or she believes may violate or lead to a violation of this Code should follow the reporting procedures described in Section 11 hereof.

Any waivers from this Code will be granted only by the Board or a committee thereof.

3.       OVERVIEW

This Code governs the business-related conduct of all URC Representatives, including, but not limited to, the chief executive officer, the chief financial officer and all other directors, officers and employees of the Company.

4.       FAIR DEALINGS

Deal fairly and honestly with the Company’s advisors, suppliers, consultants, other employees, and anyone else with whom URC Representatives have contact in the course of performing their job. URC Representatives should not take unfair advantage of anyone through manipulation, concealment, misappropriate or abuse of confidential information, falsification, misrepresentation of material facts or any other unfair dealing practice.

The Company requires that all contracts, agreements and other documents correctly set forth the terms of the underlying business arrangement and that any such documents are reviewed and approved through established Company policy and procedures.

5.       COMPLIANCE WITH LAWS, REGULATIONS AND RULES

URC Representatives will at all times obey and comply with all federal, provincial, state and local laws, regulations and ordinances.

URC Representatives will not commit or condone an unethical or illegal act nor instruct another employee, consultant, contractor, supplier or representative of the Company to do so. URC Representatives will not authorize or permit any consultant, contractor, distributor or representative of the Company to have authority to enter into, incur, make, change, enlarge or modify any contract, liability or agreement, obligation, representations, guarantee, warranty or commitment on behalf of the Company or its affiliated companies unless expressly approved by duly authorized representatives of the Company in the performance of the services contemplated under their respective agreement.

URC Representatives are required to comply with the Company’s insider trading policy and all other policies and procedures applicable to them that are adopted by the Company from time to time.

6.       CONFLICTS OF INTEREST

URC Representatives are expected to make or participate in business decisions and actions in the course of their relationship with the Company, based on the best interests of the Company and not based on personal relationships or benefits. A conflict of interest, which can occur or appear to occur in a wide variety of situations, may compromise a URC Representative’s ability to act ethically.

Generally, a conflict of interest occurs when the personal interest of a URC Representative, an immediate family member of a URC Representative, or a person with whom a URC Representative has a close personal relationship, interferes, or has the potential to interfere, with the interests or business of the Company.

Any URC Representative who becomes aware of a conflict or potential conflict should bring it to the attention of the president and chief executive officer or the chair of the nominating and corporate governance committee. Transactions between related parties (as defined in applicable securities laws) will not be conflicts of interest under this Code if they are reviewed and approved in accordance with the requirements of those regulations.

7.       CORPORATE OPPORTUNITIES

URC Representatives must not appropriate for themselves the benefit of any business venture, opportunity or potential opportunity he or she learns about in the course of his or her employment or office with the Company. A URC Representative must not use the Company’s proprietary information or position for personal gain or compete against the Company, either directly or indirectly. URC Representatives owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

No URC Representative may acquire securities of another party if ownership of the securities would be likely to affect adversely either the person’s ability to exercise independent professional judgment on behalf of the Company or the quality of such person’s work. URC Representatives must at all times follow the Company’s other policies concerning the trading of securities, including the Insider Trading Policy.

8.       ACCEPTING OR GIVING GIFTS

URC Representatives must avoid activities or relationships that conflict with the Company’s interests or adversely affect the Company’s reputations. The types of activities and relationships URC Representatives must avoid include, but are not limited to:

●	Accepting or soliciting a gift, favor, or service that is intended to, or might appear to, influence the URC Representative’s decision-making or professional conduct.

●	Giving or offering to give any gift, gratuity, favor, entertainment, reward, “bribe” or “kickback” or any other thing of value that might influence or appear to influence the judgment or conduct of the recipient in the performance of his or her job. This includes transactions with government personnel, customers and suppliers.

URC Representatives may give or receive unsolicited gifts or entertainment, such as logo items, only in cases where the gifts or entertainment are of nominal value, are customary to the industry, will not violate any laws and will not influence or appear to influence the recipient’s judgment or conduct at his or her employer’s business.

9.       PUBLIC DISCLOSURES

The Company has an obligation under applicable securities laws to make full, fair, accurate, timely and understandable disclosures in its financial records and statements, in reports and documents that it files with or submits to securities regulatory authorities, and in its public communications.

With respect to this obligation, each URC Representative, in performing his or her duties, shall act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated, in order to ensure that, to the best of his or her knowledge, the Company’s books, records, accounts and financial statements are maintained accurately and in reasonable detail, appropriately reflect the Company’s transactions, are honestly and accurately reflected in its publicly-available reports and communications, and conform to applicable legal requirements and the Company’s system of internal controls.

URC Representatives must cooperate fully with those responsible for preparing reports filed with the securities regulatory authorities and all other materials that are made available to the investing public to ensure those persons are aware in a timely manner of all information that is required to be disclosed. URC Representatives should also cooperate fully with the independent auditors in their audits and in assisting in the preparation of financial disclosure.

Senior officers of the Company must comply with the Company’s procedures on timely disclosure of material information and provide full, fair, accurate, understandable and timely disclosure in reports and documents filed with, or submitted to, securities regulatory authorities and other materials that are made available to the investing public.

10.       SHAREHOLDER RELATIONS

The Company values good relations with its shareholders. It always attempts to respond to their inquiries and requests as quickly as possible. All requests from investors or shareholders for information concerning the Company and its business should be forwarded to the president and chief executive officer.

11.       USE OF COMPANY PROPERTY

URC Representatives are entrusted with the care, management and cost-effective use of the Company’s property and will not to make use of these resources for their own personal benefit or purposes or for the personal benefit of anyone else.

URC Representatives will ensure that all Company property assigned to them is maintained in good condition and they should be able to account for such equipment. Any dispositions of Company property should be for the benefit of the Company and not for personal benefit.

Access to the Company’s computer systems is restricted where computer systems are defined as any combination of hardware, programs, applications, peripheral devices, personnel and/or associated documentation.

Passwords are to be kept confidential and use of the computer systems is limited to authorized business purposes with the exception of nominal personal use of email and voicemail which does not interfere or conflict with business use.

12.       HANDLING OF CONFIDENTIAL INFORMATION

In addition to the insider trading policy and the general restrictions regarding material non-public information, URC Representatives should observe the confidentiality of information that they acquire by virtue of their relationship with the Company, except where disclosure is approved by an executive officer of the Company or otherwise legally mandated. In addition, URC Representatives must safeguard the Company’s proprietary information.

13.       DISCRIMINATION AND HARASSMENT

The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate illegal discrimination or harassment of any kind.

14.       REPORTING OF VIOLATIONS PROCEDURE

Any URC Representative who observes, learns of or otherwise, in good faith, suspects a violation of this Code must report the violation to the president and chief executive officer or the chair of the nominating and corporate governance committee.

15.       COMPLIANCE

All URC Representatives have a responsibility to understand and follow this Code. In addition, all URC Representatives are expected to perform their work with honesty and integrity in all areas not specifically addressed in this Code. The Company will discipline any URC Representative who violates this Code or related policies.

Records of all violations of this Code and the disciplinary action taken will be maintained by the Company.

The Company will notify and cooperate with the police or other governmental authorities regarding acts of URC Representatives involving violations of law.

16.       COMMUNICATIONS

The Company strongly encourages dialogue among URC Representatives to make everyone aware of situations that give rise to ethical questions and to articulate acceptable ways of handling those situations.

17.       SUPPLEMENTARY NATURE

This Code supplements any contractual obligation any person may have under the terms of any agreement with the Company. This Code is not intended to create any contract (express or implied) with any person, including, without limitation, any employment or consulting contract, or to constitute any promise that a person’s employment or consulting arrangement will not be terminated except for cause.

18.       REVIEW OF CODE

On an annual basis, this Code will be reviewed by the nominating and corporate governance committee of the Board and amendments will be made as required.